SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Company”), a publicly held company, with its headquarters located in the City and State of São Paulo, at Rua Verbo Divino n. 1,356, 1st floor, Chácara Santo Antônio, enrolled under the CNPJ/MF (Tax ID)# 00.108.786/0001-65, discloses herein, the following relevant notice:

The Company has received a note from The Nasdaq Stock Market, Inc., “Nasdaq” dated November 4th, 2002, regarding the listing of ADRs issued by the Company. In the note, Nasdaq informs that, in the last 30 days, the closing price of NET’s ADRs was below US$ 1.00, what is a requirement of Listing Rule # 4450(a) (5) of The Nasdaq National Market. According to Listing Rule #4450 (e) (2), the Company has 90 days, that is, until February 3rd, 2003 to resume compliance with such rule. The fulfillment of such requirement is confirmed when the bid price of the Company’s ADRs remains above US$ 1.00 for at least 10 consecutive trading days.

After the aforementioned deadline, in case the company doesn’t meet such requirement, the Company can transfer its securities to the Nasdaq SmallCap Market, therefore maintaining its listing at Nasdaq. Thus, as per the aforementioned reason, there is no risk of NET’s ADRs being delisted from Nasdaq.

São Paulo November 12th, 2002

Leonardo P. Gomes Pereira
Investor Relations and Chief Financial Officer

Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.